Exhibit 4.1

AMENDMENT TO EMPLOYMENT AGREEMENT

This Amendment to Employment Agreement (this “Amendment”) is entered into as of August 31, 2026, by and between Dogness (International) Corporation, a British Virgin Islands corporation (“Dogness”), and Mr. Silong Chen (“Employee”).

WHEREAS, Dogness and Employee entered into that certain Employment Agreement, dated May 28, 2017 (the “Employment Agreement”);

WHEREAS, the Board of Directors of Dogness, upon the recommendation of the Compensation Committee, has approved an amendment to the Employment Agreement; and

WHEREAS, Employee has voluntarily agreed to reduce his monthly base compensation as set forth herein.

NOW, THEREFORE, Dogness and Employee agree as follows:

1.	Base Compensation. Effective September 1, 2026, Section 3 of the Employment Agreement is hereby amended to reduce Employee’s base gross salary from Ten Thousand Dollars ($10,000) per month to Five Thousand Dollars ($5,000) per month, payable in accordance with Dogness’ standard payroll policies and practices. Except as expressly set forth herein, all other terms of Section 3 of the Employment Agreement shall remain unchanged.

2.	No Other Amendment. Except as expressly amended hereby, the Employment Agreement shall remain unchanged and in full force and effect.

3.	Governing Law. This Amendment shall be governed by and construed in accordance with the laws governing the Employment Agreement.

4.	Counterparts. This Amendment may be executed in counterparts and by electronic signature, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as of the date indicated above:

DOGNESS (International) Corporation

/s/ Corporate Chop

/s/ SILONG CHEN	/s/ Qingshen Liu
SILONG CHEN	Qingshen Liu
Chair of Compensation Committee

Date: August 31, 2026